EXHIBIT F

Talley Industries Announces Agreement to be Acquired by
Carpenter Technology

               Business Wire via Dow Jones

               PHOENIX--(BUSINESS WIRE)--Sept. 26, 1997-- Talley Industries Inc. (NYSE:TAL) Friday announced that it had entered into a definitive agreement and plan of merger with Carpenter Technology Corp. (NYSE:CRS) to be acquired for cash.

               Under the terms of the agreement, Carpenter will commence an all-cash tender offer next week for all outstanding shares of Talley stock at a price of $12 per share of Talley Common Stock, $16 per share of Talley Series B Preferred Stock (NYSE:TALprB) and $11.70 per share of Talley Series A Preferred Stock.

               Assuming a majority of Talley's stock is duly tendered under the tender offer and not withdrawn before the expiration date of the offer (Oct. 30, 1997, unless extended), Carpenter will be obligated under the terms of the agreement to complete an all-cash merger whereby all Talley shares remaining outstanding will be acquired at the same per-share prices as under the tender offer.

               The tender offer is subject to customary conditions, including expiration of the Hart-Scott-Rodino waiting period.

               Paul Foster, chairman of the board and chief executive officer of Talley, said, "We think this transaction with Carpenter is an excellent opportunity for our shareholders. The $12 price represents an attractive premium above the trading range for our Common Stock the last several years.

               "While we would be optimistic about the longer-term prospects for Talley were it to remain an independent company, nevertheless we believe this sale to Carpenter is the best way to maximize values for all of our shareholders."

               Admiral Foster continued, "The Talley board of directors reached its decision after an intensive review of the strategic and financial alternatives realistically available to the company.

               "This is the review the board announced last spring, and has been conducted during the last six months by management and our board of directors in conjunction with our outside financial advisers at J.P. Morgan & Co. We think the agreement we are announcing today with Carpenter represents a most successful culmination of our efforts."

               Talley Industries Inc. designs, manufactures and supplies specialized industrial, commercial and aerospace products and services, including stainless steel bar and wire rod, and high reliability electronic components. The company was a pioneer in the automotive airbag industry and is currently developing new airbag technologies.

      Contact:          Talley Industries Inc., Phoenix
                        Daniel R. Mullen, 602/957-7711

08:00 EDT   September 26, 1997